UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Board of Directors and Management

On September 30, 2026, Ms. Liqun Yao (“Ms. Yao”) resigned from her positions as a director of the board of directors (the “Board”) and the chief financial officer of the Company, effective as of the same date. Ms. Yao’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On September 30, 2026, the Board appointed Mr. Haijun Zhang (“Mr. Zhang”) as a director of the Board and acting chief financial officer of the Company, effective as of the same date.

Mr. Zhang has more than 20 years of experience in financial management and control and capital markets transactions at large enterprises and public companies. Mr. Zhang joined the Company in October 2019 and has served as deputy general manager of finance since then, overseeing the Company’s financial accounting and reporting, budgeting, tax and treasury management, and leading the standardization of its financial systems, tax planning and financial risk management. Prior to joining the Company, Mr. Zhang served at Shanghai Banyuan New Material Technology Co., Ltd. from January 2019 to September 2019, at Shanghai Zhenshi Technology Co., Ltd. from August 2015 to August 2019, at China Grand Automotive Services Group Co., Ltd. from December 2012 to July 2015 and at Sinochem International (Holding) Co. LTD. from June 2011 to December 2012, where he held finance director, deputy general manager and other finance-related positions. He also participated in an A-share initial public offering and investment and acquisition transactions. Mr. Zhang received his master’s degree in business administration from Shanghai University in March 2010 and his bachelor’s degree in auditing from Shanxi University of Finance and Economics in July 2000. He is a Certified Public Accountant and Certified Tax Agent in China, holds the intermediate-level accounting professional qualification in China, and is a Certified Internal Auditor.

The foregoing shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-299194) of the Company, filed with the U.S. Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: September 30, 2026

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